UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
 CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
 Date of Report (Date of Earliest Event Reported): February 18, 2021

TENGASCO, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-15555	87-0267438
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8000 E. Maplewood Avenue, Suite 130, Greenwood Village CO 80111
(Address of Principal Executive Offices, Including Zip Code)

720-420-4460
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	TGC	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01          Other Events.

Introductory Note

As previously disclosed, on October 21, 2020, Tengasco, Inc. (“Tengasco”), Antman Sub, LLC, a newly-formed Delaware limited liability company and wholly-owned subsidiary of Tengasco (“Merger Sub”), and Riley Exploration – Permian, LLC, a Delaware limited liability company (“Riley”), entered into an Agreement and Plan of Merger, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger dated January 20, 2021, pursuant to which Merger Sub will be merged with and into Riley, with Riley surviving that merger as a wholly-owned subsidiary of Tengasco (the “Merger”). On February 2, 2021, Tengasco filed with the Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus for the solicitation of proxies in connection with a special meeting of Tengasco’s stockholders, to be held on February 25, 2021, for purposes of voting on, among other things, matters necessary to complete the Merger (the “Proxy Statement”).

The disclosure in the Proxy Statement in regard to Proposal No. 4, “Approval and adoption of an amendment to the Amended and Restated Certificate of Incorporation of TGC effecting the TGC Reverse Stock Split,” states that cash will be issued in lieu of any fractional shares resulting from the reverse stock split.  However, the Second Amended and Restated Certificate of Incorporation of Tengasco attached to the Proxy Statement as Annex C states that one whole share of Tengasco common stock will be issued in lieu of any fractional shares resulting from the reverse stock split. Accordingly, Tengasco has determined to supplement the Proxy Statement with updated disclosures set forth in this Current Report on Form 8-K to clarify that one whole share of Tengasco common stock will be issued in lieu of each fractional share resulting from the reverse stock split. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. Defined terms used but not defined herein have the meanings set forth in the Proxy Statement.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

The disclosure on page 131 of the Proxy Statement in the section captioned “Effects of the Reverse Stock Split” is hereby supplemented by revising the second and third paragraphs in their entirety as follows:

Depending on the ratio for the reverse stock split determined by the board of directors of TGC and the board of managers of REP, a minimum of every eight and a maximum of every twelve shares of issued TGC common stock will be combined into one new share of TGC common stock. Based on 10,685,042 shares of TGC common stock outstanding as of January 28, 2021, the Record Date for the TGC special meeting, immediately following the reverse stock split, TGC would have approximately 1,335,630 shares of TGC common stock issued and outstanding if the ratio for the reverse stock split is one-for-eight, and 890,420 shares of TGC common stock issued and outstanding if the ratio for the reverse stock split is one-for-twelve. Any other ratio selected within such range would result in a number of shares of TGC common stock issued and outstanding of between 1,335,630 and 890,420 shares. The actual number of shares issued and outstanding after giving effect to the reverse stock split, if implemented, will depend on the ratio for the reverse stock split that is ultimately determined by the board of directors of TGC and the board of managers of REP and the number of whole shares to be issued in lieu of fractional shares.

The reverse stock split will be effected simultaneously for all outstanding shares of TGC common stock. The reverse stock split will affect all of the TGC stockholders uniformly and will not affect any TGC stockholder’s percentage ownership interests in TGC, except that, as described below under “-Fractional Shares,” record holders of TGC common stock otherwise entitled to a fractional share as a result of the reverse stock split will receive one whole share of TGC common stock in lieu of such fractional share. In addition, the reverse stock split will not affect any TGC stockholder’s proportionate voting power (subject to the treatment of fractional shares). TGC common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split does not affect the total proportionate ownership of TGC following the merger, except to the extent that the reverse stock split would result in some stockholders owning a fractional share. In that regard, no fractional shares will be issued in connection with the reverse split. Stockholders who would otherwise be entitled to receive a fractional share will instead receive one whole share of common stock in lieu of such fractional share. All shares of TGC common stock issued to any holder shall be aggregated for the purpose of determining the number of shares of TGC common stock to which such holder shall be entitled as a result of the reverse stock split. The reverse stock split will not affect TGC continuing to be subject to the periodic reporting requirements of the Exchange Act.

The disclosure on page 133 of the Proxy Statement in the section captioned “Fractional Shares” is hereby supplemented by revising the section in its entirety as follows:
Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. TGC stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-reverse stock split shares not evenly divisible by the number of pre-reverse stock split shares for which each post-reverse stock split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to one whole share of TGC common stock in lieu of such fractional share.

The disclosure on pages 134 and 135 of the Proxy Statement in the section captioned “Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” is hereby supplemented by revising the sixth paragraph in its entirety as follows:
The reverse stock split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. holder of TGC common stock generally should not recognize gain or loss upon the reverse stock split. A U.S. holder in TGC common stock’s aggregate tax basis in the shares of TGC common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the TGC common stock surrendered, and such U.S. holder of TGC common stock’s holding period in the shares of TGC common stock received should include the holding period in the shares of TGC common stock surrendered. Treasury regulations provide detailed rules for allocating the tax basis and holding period of the shares of TGC common stock surrendered to the shares of TGC common stock received in a recapitalization pursuant to the reverse stock split.

The disclosure on pages 135 of the Proxy Statement in the sections captioned “Cash in Lieu of Fractional Shares” and “Information Reporting and Backup Withholding” are hereby supplemented by deleting the sections in their entirety.

*     *     *     *

No Offer or Solicitation

This report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Tengasco and Riley. In connection with the proposed transaction, Tengasco has filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Tengasco has sent the proxy statement/prospectus to its stockholders seeking their approval of the proposed transaction.

Additional Information for Stockholders

In connection with the proposed transaction, Tengasco has filed materials with the SEC, including a Registration Statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement/prospectus. On February 2, 2021, the SEC confirmed that the Registration Statement was effective, and Tengasco commenced mailing the Registration Statement on or about February 3, 2021. This communication is not a substitute for the proxy statement/prospectus or the Registration Statement or for any other document that Tengasco may file with the SEC and send to Tengasco’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF TENGASCO ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY TENGASCO WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TENGASCO, RILEY, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors are able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Tengasco with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Tengasco will be available free of charge from Tengasco’s website at www.tengasco.com under the “Investor” tab.

Participants in the Proxy Solicitation

Tengasco, Riley and their respective directors, managers and certain of their officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Tengasco’s stockholders in connection with the proposed transaction. Information regarding the officers and directors of Tengasco is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on October 30, 2020. Additional information regarding such persons, as well as information regarding Riley’s directors, managers and officers and other persons who may be deemed participants in the proposed transaction, is set forth in the Registration Statement and the preliminary proxy statement/prospectus and will be set forth in other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication concerning the proposed transaction are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that stockholders of Tengasco may not approve the issuance of new shares of Tengasco common stock in the transaction or other proposals that are a condition to the transaction or that the stockholders of Tengasco and the members of Riley may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Tengasco and Riley; the effects of the business combination of Tengasco and Riley, including the combined company’s future financial condition, results of operations, strategy and plans; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the fact that any dividend payments will be at the discretion of the combined company’s Board of Directors and may be subject to legal, contractual or other restrictions; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Tengasco’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Tengasco’s website at www.tengasco.com under the “Investor” tab, and in other documents Tengasco files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Tengasco does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 18, 2021	TENGASCO, INC.

	By:	/s/ Michael J. Rugen
	Name:	Michael J. Rugen
	Title:	Chief Financial Officer and Interim Chief Executive Officer